UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 30, 2014

 Alliant Techsystems Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-10582	41-1672694
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1300 Wilson Boulevard, Suite 400 Arlington, Virginia	22209-2307
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (703) 412-5960

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On June 24, 2014, Alliant Techsystems Inc. (“ATK”) entered into the Incremental Term Facility Supplement (the “Incremental Term Facility Supplement”) dated as of June 24, 2014, among ATK, the lenders party thereto and Bank of America, N.A., as administrative agent.  The Incremental Term Facility Supplement supplements and amends the Third Amended and Restated Credit Agreement (the “2013 Senior Credit Facility”) dated as of November 1, 2013, among ATK, the lenders from time to time party thereto, Bank of America, N.A., as administrative agent, and the other persons party thereto.  The Incremental Term Facility Supplement provided for commitments from lenders for a $150,000,000 incremental tranche A-1 term loan facility under the 2013 Senior Credit Facility and the loans in respect of such commitments (the “Tranche A-1 Term Loans”) were drawn in full on June 30, 2014. The net proceeds of the Tranche A-1 Term Loans have been used to purchase a portion of the Notes (as defined below) pursuant to the Offer (as defined below) and to repay a portion of certain outstanding loans under the 2013 Senior Credit Facility.

The Tranche A-1 Term Loans mature in 2019.  The Tranche A-1 Term Loans are subject to quarterly principal payments of $1.875 million with the remaining balance due on January 31, 2019.  Substantially all domestic tangible and intangible assets of ATK and its subsidiaries are pledged as collateral under the 2013 Senior Credit Facility and will also secure the Tranche A-1 Term Loans.  The Tranche A-1 Term Loans bear interest at a rate equal to either the sum of a base rate plus a margin or the sum of a Eurodollar rate plus a margin. The margin is based on ATK's senior secured credit ratings. Based on ATK's current credit rating, the current base rate margin is 1.00% and the current Eurodollar margin is 2.00%.

The 2013 Senior Credit Facility imposes restrictions on ATK, including limitations on its ability to incur additional debt, enter into capital leases, grant liens, pay dividends and make certain other payments, sell assets, or merge or consolidate with or into another entity. ATK is required to meet and maintain certain financial ratios including a maximum total leverage ratio, a maximum senior leverage ratio, and a minimum interest coverage ratio. In addition, the 2013 Senior Credit Facility provides for mandatory principal prepayments on the term loans outstanding thereunder, including the Tranche A-1 Term Loans, under certain circumstances and contains customary events of default.  The foregoing description of the Incremental Term Facility Supplement is qualified in its entirety by reference to the actual terms of the agreement. A copy of the Incremental Term Facility Supplement is attached as Exhibit 10.1 hereto, and is incorporated by reference herein.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information in Item 1.01 is incorporated by reference into this Item 2.03.

Item 8.01. Other Events.

On June 30, 2014, ATK announced the expiration and final results of its previously announced tender offer (the “Offer”) to purchase for cash any and all of its outstanding 3.00% Convertible Senior Subordinated Notes due 2024 (the “Notes”), upon the terms and conditions set forth in the Offer to Purchase, dated June 2, 2014, and the related Letter of Transmittal. The offer expired at 12:00 midnight, New York City time, at the end of June 27, 2014.

As of the expiration of the Offer, $182,035,000 in aggregate principal amount of Notes, representing approximately 92.90% of the aggregate outstanding principal amount of Notes, were validly tendered and not properly withdrawn. ATK has accepted for purchase all Notes that were validly tendered and not properly withdrawn.

As previously announced by ATK, the final purchase price per $1,000 principal amount of Notes is $1,790.64. ATK settled the Offer on June 30 and paid an aggregate of approximately $328.0 million (including accrued but unpaid interest up to, but excluding, the settlement date of the Offer) to purchase all of the Notes that were validly tendered and not properly withdrawn.

Item 9.01(d). Financial Statements and Exhibits.

The following Incremental Term Facility Supplement is filed as Exhibit 10.1 to this Current Report on Form 8-K.

Exhibit No.	Description
10.1	Incremental Term Facility Supplement, dated as of June 24, 2014, among ATK, each lender party thereto and Bank of America, N.A., as administrative agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIANT TECHSYSTEMS INC.

By:	/s/ Scott D. Chaplin
Name: Scott D. Chaplin
Title: Senior Vice President, General Counsel and Secretary

Date: June 30, 2014